Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employees’ Benefit Committee

Cincinnati Bell Inc. Savings and Security Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-192226) on Form S-8 of Cincinnati Bell Inc. of our report dated June 24, 2020, with respect to the statement of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 30, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 30, 2019, which report appears in the annual report on Form 11-K of the Cincinnati Bell Inc. Savings and Security Plan for the year ended December 30, 2019.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 24, 2020